FOR IMMEDIATE RELEASE
CONTACTS:
MERANT
Gerald Perkel				Scott Hildebrandt
Chief Executive Officer			Chief Financial Officer
+1 (503) 617 2735			+1 (503) 617 2401
Gerry.Perkel@merant.com			Scott.Hildebrandt@merant.com

					Financial Dynamics
					Harriet Keen / Emma Rutherford
					+44 (0) 20 7831 3113
					merant@fd.com

Shareholders approve additional market purchase of MERANT shares

St. ALBANS, UK and HILLSBORO, OR - 6 June 2002 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of enterprise solutions for software configuration management, announces MERANT shareholders have approved a special resolution granting the company the authority to make additional market purchases of its Ordinary shares.

This authority will permit the company to complete the return of capital to shareholders announced 12 December 2001 and the company expects to commence market purchases as soon as 10 June 2002.

NOTE: Effective 6 June 2002, the new address for MERANT plc is:
Abbey View
Everard Close
St. Albans, Herts
      AL1 2PS

About MERANT
With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including the majority of the Global 2000, improve their ability to manage change to enterprise digital assets - applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end change management, MERANT PVCS is the comprehensive enterprise change management platform customers use to make change a competitive advantage. For additional information, visit www.merant.com.